The Loomis Sayles Investment Trust shareholders voted on the following proposal at a special meeting held on April 6, 1999.

To elect the following Trustees:		Voted For	Withheld
Charles J. Finlayson			23053640.741	0.000
Earl W. Foell *				22204030.351	849610.390
Mark W. Holland *			23053640.741	0.000
Timothy J. Hunt				22317464.151	736176.590

? Mr. Foell passed away on July 10, 1999, and Mr, Holland resigned effective at the time of Mr. Foell's death to preserve the Trust's compliance with Section15(f) of the 1940 Act.